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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 April 26, 2005





                               LIHIR GOLD LIMITED


                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)






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
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.








LIHIR GOLD LIMITED




By:/s/ Mark Laurie
   Name    Mark Laurie
   Title:  Company Secretary

Date:  26 April 2005

LIHIR GOLD LIMITED
ARBN  069 803 998
Incorporated in Papua New Guinea                                    (LIHIR LOGO)


26 APRIL 2005

                FIRST QUARTER MINING AND EXPLORATION REPORT


(Quarterly report for the three months ended 31 March 2005. All dollar figures refer to US dollars. More detailed mining, production and unaudited financial data is set out on the final page).

OVERVIEW

PRODUCTION

      - GOLD PRODUCTION OF 101,370 OZ (Q1 2004: 112,336 OZ) LARGELY REFLECTING THE EFFECTS OF THE PLANNED ANNUAL MAINTENANCE SHUTDOWN AND THE TEMPORARY LOWER GRADE ANTICIPATED IN THE MINE PLAN.

      -     PLANNED ANNUAL PLANT MAINTENANCE SHUTDOWN SUCCESSFULLY COMPLETED.

      - LIENETZ PHASE 5 STRIPPING AHEAD OF SCHEDULE WITH MATERIAL MOVEMENTS OF 10,447 KT (Q1 2004: 9,260 KT).

      -     FULL YEAR 2005 GOLD PRODUCTION FORECAST OF 700 KOZS CONFIRMED.

REVENUE

      -     HEDGE BOOK REDUCED WITH 48,500 OZS DELIVERED.

      -     AVERAGE CASH GOLD PRICE OF $354/OZ REALISED (Q1 2004: $404/OZ).

COSTS

      - ABSOLUTE COSTS ON TARGET WITH UNIT COSTS REFLECTING LOWER PRODUCTION RESULTING FROM THE PLANNED SHUTDOWN.

      - TOTAL CASH COSTS $341/OZ (Q1 2004: $346/OZ) AND GROSS CASH COSTS $542/OZ (Q1 2004: $410/OZ).

      - THE 30MW GEOTHERMAL POWER STATION IS ON SCHEDULE FOR COMMISSIONING IN MAY 2005. THIS INVESTMENT OF US$50M WILL RETURN ANNUALISED SAVINGS OF US$14M AT CURRENT HFO PRICES.

EXPLORATION AND DEVELOPMENT

      - FLOTATION EXPANSION APPROVED TO PROCEED TO FRONT END ENGINEERING DESIGN AND PRE-ORDER DEPOSITS ON THE MAJOR LONG LEAD EQUIPMENT ITEMS.

      -     CONSTRUCTION OF AN ADDITIONAL 20MW OF GEOTHERMAL POWER IS APPROVED.

      -     WORKING TOWARDS FURTHER GEOTHERMAL POWER CAPACITY.

      - GRAVITY RECOVERY CIRCUIT SCHEDULED FOR COMMISSIONING IN MAY WILL RESULT IN AN EXPECTED INCREASE IN GOLD RECOVERY OF 2 PERCENTAGE POINTS.

      - FIELD TRIALS OF BIOLOGICAL OXIDATION TO TREAT LOWER GRADE ORES ARE PLANNED FOR LATE 2005.

*    Bracketed numbers reflect comparable figures for the same quarter in 2004.


Quarterly report to 31 March 2005                                    Page 1 of 8

MANAGING DIRECTOR'S REVIEW

Underlying operating performance was strong while gold production was low mainly for reasons advised in advance. The planned plant shutdown successfully completed, the second thickener successfully commissioned, the new carbon kiln operating well and stripping in Lienetz Phase 5 ahead of target. Production will increase through the year as we move into the higher grades of the Lienetz deposit and with the first quarter achievements I am able to confirm our full year target remains 700 kozs.

Absolute costs were in line with our budget estimates while unit costs were high as a result of the lower quarterly production. Unit costs remain on track to significantly decrease throughout 2005 and as we continue to identify opportunities and implement our programs, I am more confident of the size of the prize of our cost savings targets. As indicated previously, these savings will be progressively delivered over the next 2 years and will result in a fundamental downward shift in Lihir's ongoing cost structure.

The commissioning of the 30MW plant remains on track for May with the reduction in costs (annualised at US$14 million at current fuel prices) starting immediately. Following confirmation of adequate steam reserves, it is pleasing to announce the approval of an extra 20MW of geothermal power capacity with the significant associated cost savings and environmental benefits which will result.

Despite escalated capital costs due to exchange rates, together with steel and other component price increases, the financial justification for the flotation production expansion remains very robust. Current estimates are of a capital cost of US$142 million and in excess of 140 kozs of additional gold production during early years of operation, giving an investment payback of less than 5 years. Accordingly the Board has approved progression to final engineering and establishment of the financing facility. With this project now moving forward our development focus will move to progressing work on biological oxidation of the significant economic grade stockpiles as our next step in earlier realisation of value from our reserves.

Finally, we remain committed to our three pronged strategy that is designed to deliver value to shareholders. Firstly, I'm very pleased with the progress we have made on operations reliability and this has us well placed to focus on the second component of the strategy, cost reduction. The third component of our strategy is focusing on early realisation of value from our extensive reserves. I am pleased to say the first element of this is on track with a final decision on the flotation plant due in June. In addition, we are progressing investigations into the early commercialisation of the large economic grade stockpiles through biological oxidation.


/s/ NEIL SWAN
NEIL SWAN
MANAGING DIRECTOR


Quarterly report to 31 March 2005                                    Page 2 of 8

OPERATIONS REVIEW

PRODUCTION


(i)   Mining

Total material movements of 10,447 kt was focussed on waste movements in Lienetz Phase 5 and exceeded the scheduled advance rates required to ensure timely access to the high grades in the second half. Movements were constrained by scheduled dredging of the barge harbour, the commencement of planned major refurbishment of one of the barges, and delay in the delivery of the new barge. The harbour base stockpile area was expanded by direct sea dumping of available competent waste material reducing the dependence on barging. Dredging equipment able to dredge to 11 metres, up from the previous capacity of 4 metres, has been acquired and will increase waste disposal capacity by increasing barge load levels and reducing the frequency of dredging.


(ii)  Processing

Lower gold production of 101,370 oz was largely as a result of the planned annual maintenance shutdown and reduced gold grades. Production was also affected by a series of power interruptions that resulted from poorer quality HFO supplies. Adding a fuel additive controlled the effects and with the commissioning of the 30MW geothermal power station in May, exposure to this type of occurrence will be removed.

The plant shutdown included a re-brick of the vapour phase of one autoclave (with the other two planned for June and September), mole sieve and valve replacement in the oxygen plant, mill relines and preparation for the gravity plant installation to be commissioned in May. All work was completed on time and within budget, and with no significant safety incidents.

The new grinding thickener installed to treat high clay Lienetz ores has performed above expectations since commissioning in March. The new carbon kiln continues to perform well. Gold recovery was down slightly during the quarter due to higher use of the flotation circuit.

(iii) Development

The 30MW geothermal power station is on target for `power on' in May.

Work on defining the additional 20MW geothermal capacity has been completed and approval of expenditure of US$37 million for construction of this modular expansion to the 30MW geothermal power station has been given. This will take the installed geothermal generating capacity to 56MW, which is the current nominal peak power draw, and deliver further significant cost savings and environmental benefits.

HEALTH, SAFETY AND ENVIRONMENT

There were 2 Lost Time Incidents (LTI) giving a Lost Time Incident Frequency Rate (LTIFR) of 0.21 per 200,000 hours. (An LTI is when a person cannot return to normal work duties for the following shift). This compares with 13 LTIs and an LTIFR of 0.45 for 2004.

There were no reportable or notable environmental incidents.


Quarterly report to 31 March 2005                                    Page 3 of 8

EXPLORATION

Exploration expenditure totalled $1.1 million for the quarter.

Drilling

Drilling resources have completed the Kapit trial depressurisation holes and geothermal resource investigation drilling. The Ilkot creek exploration program was completed. The results from the drilling in the floor of the Minifie pit confirmed the continuation of grade at depth.

Geothermal resources

The studies which defined the 56MW of geothermal power capacity indicated further geothermal potential. Work is under way to confirm the presence of this further potential which, when realised, will provide spinning reserve, headroom for maintenance activity and the ability to meet both flotation expansion power requirements.

FINANCIAL (UN-AUDITED)

GOLD REVENUE

A cash realisation price of $354 per ounce was achieved, with the average spot gold price decreasing at the end of the quarter. 20,000 ounces were sold at an average spot price of $426 per ounce, while 48,500 ounces were delivered into hedge commitments at an average price of $324 per ounce. The company retained 37,000 ounces of gold bullion pending finalisation of the second quarter hedge delivery schedule. There were 2 types of non-cash entries booked in the March quarter - viz. the mark-to-market on a substantial quantity hedged ounces due for delivery but rolled forward and the adjustment to the entire hedge book for the upwards movement in the floating lease rate curve from historical low rates. Both entries are required under IFRS but have no impact on the cash position of the company.

Realised revenues for the quarter and comparisons with the previous quarter and year were:

                             FIRST        FOURTH       FIRST
Gold Price                  QUARTER      QUARTER      QUARTER      2004
                             2005          2004        2004        YEAR
                            ($/OZ)        ($/OZ)      ($/OZ)       ($/OZ)
-----------------------------------------------------------------------
Cash sales realised           354          417          404         399
Non cash hedging costs       (179)         (26)        (53)        (29)
Price for P&L                 175          391          351         370

Average spot price            434          434          409         409

*    Non-cash item relating to rolled out hedge contracts.

HEDGING

The hedge book was reduced with the delivery of 48,500 ounces into hedge commitments with a further 42,213 ounces rolled out beyond the end of 2005. These forward rolls were transacted to better align to production schedules and to take advantage of higher spot prices during the remainder of the lower grade, lower production first half of the year. No additional hedges were entered into during the quarter. The hedge book profile at 31 March is shown in the following table:


Quarterly report to 31 March 2005                                    Page 4 of 8

                         HEDGING POSITION 31 MARCH 2005


                                        BOUGHT PUT         SOLD CALL
     REMAINING        FORWARDS            OPTIONS            OPTIONS
       HEDGES     OUNCES     PRICE    OUNCES    PRICE    OUNCES    PRICE

        2005      304,496   $333.83   65,000   $322.50   65,000   $329.42
        2006      350,975   $328.77   39,000   $325.26   39,000   $336.74
        2007      330,000   $323.76   96,000   $319.17   96,000   $319.08
        2008      375,475   $331.96   40,000   $335.00   20,000   $365.00
        2009      272,399   $351.01     0      $  0.00      0     $  0.00
        2010       23,000   $347.72     0      $  0.00      0     $  0.00

                1,656,345   $333.35  240,000   $323.70  220,000   $329.44

*    All hedges are US dollar denominated

Lihir Gold will continue to reduce its hedged profile at a minimum rate of 160,000 ozs per year. The company does not intend to enter into additional hedge commitments during the remainder of 2005 and, based on the current and anticipated spot gold price, expects to deliver at least 160,000 ounces of commitments (about 40% of original 2005 commitments) during 2005.

The mark-to-market value at 31 March 2005 was negative $202.7 million based on a spot price of $427.50 per ounce. This compares with a value of negative $232.2 million, at a spot price of $438.00 per ounce, at the end of 2004. Hedge commitments represent less than 9% of reserves and 4.5% of resources.

COSTS

Absolute cash costs were close to expectations with increased unit costs as a result of the lower gold production. The adverse cost drivers of a weakened US dollar, high oil prices and price and availability pressures in the mining industry remained in evidence during the quarter.

CASH COSTS PER OUNCE OF             FIRST      FOURTH     FIRST      2004
GOLD PRODUCED                      QUARTER    QUARTER    QUARTER     YEAR
(GOLD INSTITUTE STANDARD)           2005       2004       2004
-------------------------          -------    -------    -------     ----
 GROSS OPERATING COSTS   US$/OZ      550        346        416       356
-     Exploration                    (11)        (2)       (10)      (9)
-     Other corporate                (5)          2         (6)        0
                                   -------    -------    -------     ----
   costs
DIRECT MINING EXPENSES*              534        346        400       347
-     Deferred mining                (62)       (17)       (39)      (53)
   costs
-     Refining costs*                  1          1          2         1
-     Inventory                     (139)       (23)       (25)      (34)
                                   -------    -------    -------     ----
   adjustment
CASH OPERATING COSTS                 334        307        338       262
-     Royalties*                       7           9         8         8
                                   -------    -------    -------     ----
TOTAL CASH COST                      341        316        346       270

*    Denotes components of Gross Cash Costs of $542/oz for the quarter.


Quarterly report to 31 March 2005                                    Page 5 of 8

OUTLOOK

Forecast gold production for 2005 remains at least 700,000 ounces, with any upside influenced heavily by results achieved in the December quarter during access to small (6 metre), high grade benches (each containing between 50,000 and 100,000 ounces of gold) in Lienetz. With the second of the three autoclave re-bricking exercises programmed for 2005 being the only significant scheduled plant maintenance activity, gold production is expected to increase to at least 130,000 ozs for the second quarter.

Unit costs will decrease significantly for the remainder of 2005 when the 30MW geothermal power station is commissioned in May and grades and production increase as mining progressively moves deeper into the Lienetz pit and the high grade ore.

The company continues to seek to utilise the high fixed cost nature of the operation to produce additional gold ounces at marginal costs and a number of small plant enhancement projects have been identified that have the potential to deliver an additional 40 to 80,000 ounces of annual production over the next 2 years.

Focus continues on realising the value of the economic grade stockpiles as additional revenue to the high grade ore processed through the autoclaves. Studies have revealed several technologies that have the potential of unlocking the value of the 3.0Mozs of gold at 2.62 grams/ tonne currently stockpiled for processing in the years after 2020. The lower cost per ounce of such a dual process steam (through the addition of a biological oxidation process stream) would help the extension of the mine life by assisting to convert to reserves, over time, a significant amount of resource material currently classified as resources. Field trials are planned to commence later this year.


Quarterly report to 31 March 2005                                    Page 6 of 8

PRODUCTION AND FINANCIAL DATA

                                                                                 Change       Change
                                             FIRST       Fourth       First      Q1 2005      Q1 2005
                                            QUARTER      Quarter     Quarter       from        From
                                              2005        2004        2004       Q4 2004      Q1 2004
                                              ----        ----        ----       -------      -------
MINE - High grade ore mined          Kt      464          758        1,723        -39%         -73%
      Economic grade ore mined       Kt     2,030        2,057       1,441         -1%         +40%
      Material moved                 Kt     10,447      14,098       9,260        -26.%        +13%
PROCESSING - Ore milled              Kt      803         1,125        807         -29%         -0%
             Grade                 g Au/t    4.41         4.90        5.19        -10%         -15%
             Recovery                %       89.4        90.0         86.3         -1%         +4%
             Gold poured             oz    101,370      166,975     112,336       -39%         -10%
REVENUE - Gold sold                  oz     68,500      172,864     110,829       -60%         -38%
            Price - cash            $/oz     354          417         404         -15%         -12%
            Price - cash &          $/oz     175          391         351         -55%         -50%
non-cash
COSTS - GROSS CASH COST             $/oz     542          356         410         +52%         +32%
        Deferred mining costs       $/oz     (62)        (17)         (39)
        Inventory transfers -       $/oz    (139)        (23)*        (25)
cash
TOTAL CASH COSTS                    $/oz     341         316*         346          +8%         -1%
          Depreciation &            $/oz      86          54           63
amortisation
          Inventory transfers -     $/oz     (33)        (21)         (18)
non-cash
TOTAL PRODUCTION COSTS              $/oz     394         349*         391         +13%         +1%

Note: * excludes EGS transfer

Quarterly report to 31 March 2005                                    Page 7 of 8

FURTHER INFORMATION

CONTACT FOR INVESTOR INFORMATION:

Paul Fulton
Chief Financial Officer
Tel:       +61 7 3229 5483 or +675 986 5576
Fax:       +675 986 4018
Email:     paul.fulton@lihir.com.pg
Web site:  www.lihir.com.pg

SHAREHOLDER ENQUIRIES:

Queries related to share registry matters should be directed to:
Computershare Investor Services
Central Plaza One, Level 27
345 Queen Street
Brisbane
Queensland 4000
Tel:       1300552270 or +61 3 9615 5970
Fax:       +61 7 3229 9860
Web site:  www.computershare.com
E-mail:    john.lawlor@computershare.com.au

ADR DEPOSITORY:

The Bank of New York
101 Barclay St 22 West
New York 10286
USA
Tel:       +1 212 815 8161
Fax:       +1 212 571 3050
Web site:  www.adrbny.com

WEB SITE   www.lihir.com.pg

PRINCIPAL OFFICE

Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea

STOCK EXCHANGE LISTINGS

Australian Stock Exchange (LHG)
NASDAQ National Market (LIHRY)
Port Moresby Stock Exchange (LHG)

ISSUED CAPITAL

The current ordinary issued capital of the company is 1,284,224,710 ordinary shares and 161,527,405 B class chares

DIRECTORS

Ross Garnaut - Chairman
Neil Swan - Managing Director
John O'Reilly
Geoff Loudon
Peter Cassidy
Winifred Kamit

COMPANY SECRETARY

Mark Laurie


FORWARD LOOKING STATEMENTS

This release contains certain forward-looking statements, which may include statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Lihir can give no assurances that the estimates, profiles, capital and plans will not materially differ from the statements contained in this release.


Quarterly report to 31 March 2005                                    Page 8 of 8